Exhibit 99.2
LPC, Inc.
LaRoche Petroleum Consultants, Ltd.
October 21, 2010
Mr. Chris Mundy
Quicksilver Resources, Inc.
Suite 3700, Unit 19
801 Cherry Street
Fort Worth, Texas 76102

Dear Mr. Mundy:

          At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2009, to the Quicksilver Resources, Inc. (Quicksilver) interest in certain properties located in Alberta and British Columbia Provinces, Canada. This report was completed as of the date of this letter. This report was prepared to provide Quicksilver with U.S. Securities and Exchange Commission (SEC) compliant reserve estimates. It is our understanding that the properties evaluated by LPC comprise one hundred percent (100%) of Quicksilver’s proved reserves located in Canada.   We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report. This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines and applicable financial accounting rules. All prices, costs, and cash flow estimates are expressed in United States dollars (US$)

          It is our understanding that the reserves for the properties located in Canada represent twelve percent (12%) of Quicksilver’s aggregate proved reserves.

          Summarized below are our estimates of net reserves and future net cash flow.   Future net revenue is after deducting estimated Crown royalties but prior to deducting freehold mineral taxes.   Future net cash flow is after deducting freehold mineral taxes, operating expenses, future capital expenditures, and abandonment costs but before consideration of Canadian or United States income taxes.   The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.   All prices, costs, and cash flow estimates are expressed in United States dollars (US$).   We estimate the net reserves and future net cash flow to the Quicksilver interest, as of December 31, 2009, to be:

	Net Proved Reserves and Net Cash Flow(1)
Category	Producing	Non-Producing	Undeveloped	Total(2)

Net Remaining Reserves
Oil - MBbl	0	0	0	0
Gas - MMcf	201,325	21,974	29,753	253,053
NGL - MBbl	13	0	0	13

Income Data (US M$)
Future Net Revenue (US M$)	365,252	32,138	21,912	419,302

Discounted PV @ 10% (US M$)	224,497	17,239	1,173	242,909

(1)
Includes reserves and cash flow attributable to split-title properties.   For proved developed producing, split-title cases contribute 4,008 MMCF of net gas reserves and M $5,284 of the PV discounted at 10%.   For proved developed non-producing, the contribution is 3,978 MMCF of net gas reserves and M $2,762 of the PV discounted at 10%.   For proved undeveloped, the contribution is 18,244 MMCF of net gas and M$ -63 of the PV10%.

(2)	The total proved column may not match the sum of the detailed economic summaries by reserve category due to rounding by the economics program.

The oil reserves include crude oil and condensate.  Oil and NGL reserves are expressed in barrels, which are equivalent to 42 United States gallons.  Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves.  This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Both the gross and net gas reserves presented in this report are after shrinkage.  All prices, revenues, expenses, and cash flows referenced in this report are in United States dollars which have been converted from Canadian currency using the December 31, 2009 exchange rate.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties for which more complete data were available.  We have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 2009 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of Quicksilver to produce oil and gas at the projected levels. Therefore, volumes of reserves actually recovered and amounts of cash flow actually generated may differ significantly from the estimated quantities presented in this report.

Prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2009.  Gas prices are referenced to an AECO price of US $3.76 per MMBtu adjusted for energy content, transportation fees, and regional price differentials.  Oil and NGL prices used in this report are referenced to a West Texas Intermediate crude oil price of US $61.18 per barrel adjusted for gravity, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines.

Lease and well operating expenses are based on data obtained from Quicksilver.  Expenses for the properties operated by Quicksilver include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses.  Wells operated by others include all direct expenses as well as general, administrative, and overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Quicksilver and are included as required for workovers, new development wells, and production equipment.  Quicksilver has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled.  These costs are held constant.

LPC has made no investigation of possible gas volume and value imbalances that may have resulted from the overdelivery or underdelivery to the Quicksilver interest.  Our projections are based on the Quicksilver interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Quicksilver or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Quicksilver including the extent and character of the interest evaluated.  The reserves in this report include volumes subject to “split-title” issues for which we have accepted the ownership as presented by Quicksilver.

An on-site inspection of the properties has not been performed nor have we examined the mechanical operation or condition of the wells and their related facilities.  Quicksilver’s estimates of the cost to plug and abandon the wells net of salvage value are included at the end of the economic life of each well.  However, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Quicksilver.

Quicksilver makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, Quicksilver has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Quicksilver of the references to our name as well as to the references to our third party report for Quicksilver which appears in the December 31, 2009 annual report on Form 10-K and/or 10-K/A of Quicksilver.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Quicksilver.

We have provided Quicksilver with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Quicksilver and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  We are independent petroleum engineers, geologists and geophysicists and are not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

/s/ Joe A. Young
Joe A. Young
Licensed Professional Engineer
State of Texas No. 62866

/s/ Stephen W. Daniel
Stephen W. Daniel
Licensed Professional Engineer
State of Texas No. 58581

JAY:lbm
09-910